

MAIL STOP 7010

July 15, 2008

Michael R. Klein
Vice Chairman and Lead Director

Perini Corporation
73 Mt. Wayte Avenue
Framingham, Massachusetts 01701

RE: **Preliminary Proxy Statement on Schedule 14A**
File No. 1-06314
Amended July 10, 2008

Dear Mr. Klein:

We reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the penultimate paragraph on page 13 of your response letter; however, an authorized company representative must directly provide the Tandy representations. The company should submit on EDGAR a separate letter including these representations.

Summary, page 1

Risk Factors, page 6

2. Please disclose in this section and the Risk Factors section beginning on page 25 the litigation related to the merger. Please also provide us a copy of the complaint.

Background of the Merger, page 34

3. We note your response to comment 15 of our June 24, 2008 letter. However, please disclose all material pending issues referenced in the last sentence of the second paragraph on page 43.

Projected Financial Information, page 53

4. We note your response to comment 17 of our June 24, 2008 letter. While we would not
    object if you disclaim responsibility for whether financial projections are indicative of actual
    future results, your current disclaimer of any responsibility or association by the financial
    advisors with the projections discussed in the filing is too broad. We reissue our comment to
    revise your language. Please also tell us in your response what, if any, involvement the
    auditors had with the projections.

Opinion of UBS Securities, LLC page 56

5. We note your response to comment 19 of our June 24, 2008 letter. However, please disclose
    all material factors and matters considered or delete the reference to "other things" if there
    were no further material factors considered.

6. It appears that some of the value ranges in the discounted cash flow analyses section do not
    fully agree with the ranges described in the board book, such as the values of the estimated
    after-tax synergies and the implied stand-alone range of equity values for Tutor-Saliba.
    Please reconcile or tell us why they differ.

7. We note your response to comment 20 of our June 24, 2008 letter. However, please clarify
    whether any companies and transactions meeting the selection criteria were excluded from
    the analysis. Were these 12 companies and 12 transactions the only ones meeting the
    requisite criteria?

8. We note the description of the analyses prepared by UBS includes information about certain
    values used by UBS when conducting the trading multiples and precedent transaction
    analyses. Please provide additional disclosure about the underlying data used to calculate
    these values, such as the high, mean, medium and low values calculated. It may be useful for
    security holders if this additional information is disclosed in tabular format.

Unaudited Pro Forma Condensed Financial Statements, page 113

9. Please revise your disclosure here as well as in your Summary and Risk Factor sections to
    include a comprehensive discussion of the underlying reasons why your preliminary
    estimated purchase price results in such a substantial premium over the estimated fair value
    of Tutor-Saliba's net tangible and identifiable intangible assets.

10. Please provide us with a comprehensive discussion of what consideration you gave to whether a portion of your estimated purchase price should be allocated as compensation to Mr. Tutor. In this regard, we note your disclosure in several places throughout your filing including page 39 that the loss of the discontinuation of Mr. Tutor's leadership could have a significant adverse impact on your operations. Therefore, please clarify for us how you evaluated the impact of Mr. Tutor's continued employment on your future cash flows in your valuation estimates.

Note 1 to Unaudited Pro Forma Condensed Financial Statements, page 114

11. We note your response to our prior comment 31. Please revise to quantify the amount assigned to your Nevada contractor's license and clarify if the license has an indefinite term. To the extent that the license must be renewed, please clarify how you considered this fact in determining that the asset had an indefinite life.

Closing Comments

You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Brigitte Lippmann at (202) 551-3713, with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Mark D. Director, Esq.
       (202) 879-5200